

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3030

April 12, 2018

Brian G. Lloyd, Esq.
Chief Legal Officer and Corporate Secretary
Cleantech Solutions International, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

  **Re:**   **Merit Medical Systems, Inc.**
     **Preliminary Proxy Statement on Schedule PRE 14A**
     **Filed April 3, 2018**
     **File No. 000-18592**

Dear Mr. Lloyd:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Amanda Ravitz

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery